December 15, 2010

Mr. Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.
Form 10-K for the year ended December 31, 2009 filed March 16, 2010
Form 10-Q for the quarter ended June 30, 2010
Form 10-Q for the quarter ended September 30, 2010
File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on December 2, 2010 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-K for the year ended December 31, 2009

1.
We note your file number in Edgar is 1-33669. However, on the face of the Form 10-K as well as the subsequent Forms 10-Q of 2010, the file number is shown as 0-19276. Please revise future filings as appropriate.

Response: We will revise our future filings to reflect the appropriate file number of 1-33669.

Our Corporate Structure, page 4

2.	Please revise future filings to clarify what the dotted line to Dalian Fushi Bimetallic Manufacturing Co., Ltd. represents.

Response: We will revise future filings by adding the below disclosure under the Corporate Structure diagram to clarify the dotted line to Dalian Fushi Bimetallic Manufacturing Co., Ltd.

The dotted line represents that Fushi has 100% control of Dalian Fushi, a variable interest entity (VIEs) via Restructuring Agreements explained below.

Fushi International (Dalian) Bimetallic Cable Co., Ltd (“Fushi International”) owns 0% of Dalian Fushi Bimetallic Manufacturing Co., Ltd (Dalian Fushi); however, pursuant to the Entrusted Management Agreement, Voting Proxy Agreement and the Share Pledge Agreement (collectively, “Restructuring Agreements”) reached by Fushi International, Dalian Fushi and its registered shareholders in 2005, Fushi International has full control over Dalian Fushi’s remaining operations and financial affairs as a result. Fushi International is the primary beneficiary of Dalian Fushi, thus Dalian Fushi is a 100% VIE of Fushi International, which means 100% voting rights and 100% financial obligation to Fushi International. Thus, Dalian Fushi is considered a VIE and is consolidated within the consolidated financial statements.

Management’s Discussion and Analysis, page 34

3.
We note your disclosure on page F-7 that pursuant to the Restructuring Agreements, Dalian Fushi is considered a variable interest entity and is consolidated within the financial statements. Please expand Management’s Discussion and Analysis to discuss the risks and uncertainties surrounding management’s ability to control Dalian Fushi via the Restructuring Agreements. This discussion should describe the cash flows and their forms (e.g., royalties, management fees) and the restrictions, if any, as they move through the various subsidiaries up to Fushi Copperweld, Inc. Please provide us with your planned disclosures.

Response:  We believe that disclosure of the risks and uncertainties that the Staff requires may be more appropriately disclosed as risk factors in the Risk Factor section of our future filings rather than in the MD&A.

Below is the additional risk factor that we plan to include to address the Staff’s comment:

We rely on contractual arrangements with Dalian Fushi and its stockholders for our operations in the PRC, which may not be as effective in providing control over Dalian Fushi as direct ownership.

We have no equity ownership interest in Dalian Fushi, and rely on contractual arrangements with Dalian Fushi and its stockholders to control and operate Dalian Fushi . These contractual arrangements may not be as effective in providing control over Dalian Fushi as direct ownership would be. For example, Dalian Fushi could fail to take actions required for our business despite its contractual obligation to do so. If Dalian Fushi , or any of its stockholders, fails to perform their respective obligations under agreements with us, we may have to incur substantial costs and resources to enforce such arrangements and may have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be effective. In addition, we may not be able to renew these agreements with Dalian Fushi  and its stockholders when they expire.

Our contractual arrangements with Dalian Fushi are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. The legal environment in the PRC is not as developed as in the United States and uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected.”

Results of Operations, page 37

4.
We note the risk factor on pages 23-24 regarding the fluctuation of the Renminbi, the change in the rates for 2009 compared to 2008 and the marked fluctuation in the aggregate translation gain from $12.5 million at December 31, 2008 to just $132,816 at December 31, 2009. Given these changes, please revise the results of operations in future filings to address the impact that the Renminbi fluctuation had on each of net sales, gross profit, selling expenses, etc. to the extent material for each period presented.

Response: We will revise disclosures in our results of operations in future filings to further address the impact the Renminbi fluctuation as outlined in our risk factors and how it affected each of net sales, gross profit, selling expenses, etc. to the extent material for each period presented.

5.	We note from page F-6 the significant increase in depreciation during 2009. Please expand MD&A in future filings to discuss the reason(s) for the change in depreciation.

Response: We will expand MD&A in future filings to discuss the reason(s) for the change in depreciation. The increase of depreciation during 2009 is primarily due to the addition of machineries and equipments to our Dalian and Fayetteville facilities.

Liquidity and Capital Resources, page 47

6.
We note your discussion on page 48 related to investments in deposit (advance to suppliers), wherein you state that due to globally depressed commodity prices, you had the opportunity to secure lower purchase prices which in turn lowered the average purchase price of raw materials and minimized the loss resulting from the significant decline in spot prices in the fourth quarter of 2008. Please tell us and revise future filings to clarify whether your ability to lock in prices has caused or could cause you to potentially be at risk if commodity prices decrease significantly from the price you have secured or locked into. If so, please address whether you have or may be required to purchase raw materials at prices higher than market such that impairment may be a concern. Please expand your inventory accounting policies to address these advances to suppliers.

Response:  It is Management’s current practice to not engage in hedging activities in an attempt to mitigate risks associated with fluctuations in raw material prices; this includes making advances to suppliers to secure lower purchase prices in an attempt to lower the average purchase price of raw materials. It is our Management’s general practice to mitigate the impact of changing raw material prices by attempting to pass changes in prices to our customers by adjusting prices at least monthly to reflect changes in raw material prices, as is customary in the industry. Although we sometimes are required to make advances to suppliers to guarantee our future supply of raw materials, this guarantee is for future supply, however, since our raw material prices fluctuate period from period, when there is significant changes to the raw material price, our vendors grant the Company the opportunity to renegotiate the purchase price. Please refer to Risk Factors as disclosed in our Form 10-K’s and Form 10-Q’s as on file with the SEC for further details on risks associated with fluctuating raw material prices.

If alterations to Management’s current practice in handling investments in deposit (advances to suppliers) which could affect our results of operations materially were to occur, we will expand our inventory accounting policies and risk factors to address such changes accordingly. Critical Accounting Policies, page 50.

7.
Please identify consolidation as a critical accounting policy in future filings to provide investors with a comprehensive understanding of management’s judgments as to how the Restructuring Agreements allow for consolidation despite apparent control prohibitions. Please provide us with your planned disclosures.

Response: The decision to structure the agreements in this way was a management operational decision. The shareholders didn’t abandon their investment, they received shares in a US public company. The number of shares they received at the time would be worth more than $100 million based on current market valuations. Accordingly, this is a direct indication that Dalian Fushi’s assets were quite valuable and should not have been written down. In addition, Dalian Fushi’s long-term assets constructively become the major operating assets of Dalian DPI through the Entrusted Management Agreement. Because Dalian Fushi qualifies as a VIE under FIN46R and is consolidated under Fushi Copperweld, Dalian Fushi’s long-term assets are considered to be part of the Company’s operating assets which are tested for impairment on an ongoing consolidated basis.

Fushi International has been determined as the primary beneficiary of Dalian Fushi via the Entrusted Management Agreement, pursuant to which Fushi International will manage Dalian Fushi’s operations and assets and control all of Dalian Fushi’s cash-flow through an entrusted bank account. In turn, Fushi International will be entitled to any of Dalian Fushi’s net profits as a management fee and will be obligated to pay all of Dalian Fushi’s payables and loan payments. In accordance with Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46R, "Consolidation of Variable Interest Entities", incorporated in Accounting Standards Codification Topic 810 "Consolidations" ("ASC 810"), Variable Interest Entities ("VIEs"), “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” The entity that is determined to be the primary beneficiary holds the controlling financial interest and is required to consolidate the VIE.”  Accordingly, the Company consolidates VIEs in which the Company is deemed to be the primary beneficiary.

Since the VIE treatment allows 100% of the benefits of Dalian Fushi to be passed to Fushi Copperweld, we believe that this should also govern the balance sheet treatment. Accordingly, no non-controlling interest should be recorded. Fushi International is the primary beneficiary of Dalian Fushi. In accordance with paragraph 14 of FIN 46R, “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” According to the Share Pledge Agreement between Fushi International, Dalian Fushi and its registered shareholders, the Dalian Fushi shareholders pledged all of their equity interests in Dalian Fushi, including the proceeds thereof, to guarantee all of Fushi International's rights and benefits under the Agreements. Prior to termination of this Share Pledge Agreement, the pledged equity interests cannot be transferred without Fushi International's prior consent.

Item 9A. Controls and Procedures, page 57

8.
We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management’s conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of December 31, 2009.

Response: The Company confirms that its management’s conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of December 31, 2009.  In future filings, if true, we will  specifically include the following additional sentence: “Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.”

Note 8 — Prepaid Taxes, Taxes Payable and Deferred Tax Asset, page F-21

9.	Please revise future filings herein to disclose the pretax income attributable to the US and foreign operations. Refer to Rule 4-08(h)(1) of Regulation S-X.

Response: We disclosed pretax income attributed to US and foreign operations on page 42 of Form 10-K for the year ended December 31, 2009.

Note 23 — Quarterly Financial Data (Unaudited), page F-40

10.
We note you have not provided the quarterly information for the fiscal year ended December 31, 2008. Please tell us how you considered Item 302(a)(1) of Regulation S-K or revise future filings accordingly.

Response: We will provide comparative quarterly information for fiscal years ended December 31, 2010 and beyond.

Parent Company Financial Statements. page F-41

11.
You indicate that your parent only financial statements are unaudited. We note that Rule 5-04(c) of Regulation S-X requires these financial statements to be examined by your independent accountant. Please amend your Form 10-K to provide these audited financial statements and request that your auditors revise their audit report accordingly.

Response: The Parent Company Financial Statements have been incorporated in the Company’s Form 10-K under the Company’s Notes to Consolidated Financial Statements.  The words “Unaudited” were erroneously included in each of the Parent Company Financial Statements.  The Parent Company Financial Statements and Footnotes were audited by our independent auditors Frazer Frost, LLP as of December 31, 2009 with the Independent Auditor’s Report dated March 9, 2010.

Form 10-Q for the period ended June 30. 2010

Note 19 — Business combination, page 24

12.
We note the “bargain purchase gains” related to the acquisitions of Jinchuan in the first quarter of 2010 and Hongtai in the second quarter of 2010. ASC Topic 805-30-25-4 requires an acquirer to reassess whether it has correctly identified all of the assets acquired and all of the liabilities assumed before recognizing a bargain purchase gain. In this regard, please provide us your comprehensive analysis of how you determined the fair values of these assets and liabilities were appropriate to support the recognition of these gains. Please refer to the guidance in ASC Topic 820-10-35-24 through 820-10-35-28.

Response:  According to Paragraph 805-30-25-4: “requires the acquirer to reassess whether it has correctly identified all the assets acquired and all of the liabilities assumed before recognizing a gain on a bargain purchase. As part of that required reassessment, the acquirer shall then review the procedures used to measure the amounts this Topic requires to be recognized at the acquisition date for all of the following:
a. The identifiable assets acquired and liabilities assumed
b. The noncontrolling interest in the acquiree, if any
c. . For a business combination achieved in stages, the acquirer’s previously held equity interest in the acquire
d. The consideration transferred.”

We have disclosed the reassessment and determination of fair values at the acquisition date of all of the assets acquired and all of the liabilities assumed of Jinchuan and Hongtai before recognizing a bargain purchase gain in footnote 19 – Business combination in 2010 Q2 report page 25 and 26 as follows:

For Jinchuan:

On February 5, 2010 (the acquisition-date), the fair value of the assets acquired and liabilities assumed of the transaction are listed below:

	Book Value	Fair Value
Current assets	$4,739,337	$4,739,337
Property, plant and equipment, net	5,982,992	10,000,111
Land use right	799,522	1,693,759
Total assets	11,521,851	16,433,207
Total liabilities	2,977,257	2,977,257
Net assets	$8,544,594	$13,455,950

The fair value of the acquired long term assets of Jinchuan is based on an independent appraisal report issued by Liaoning Hongxing Appraisal, LLC, Dalian, China.  The appraiser conducted an on-site visit, inspected each item, conducted market research and investigation, followed some asset evaluation policies and regulations issued by the Chinese government, and provided an evaluation report of long term assets with the fair value stated in above table. The fair value of Jinchuan’s short term assets and liability (all short term) was reassessed by the Company and the fair value was same as book value, thus, the total reassessed net assets was $13,455,950, which exceeds the fair value of the consideration transferred of $10,150,000 by $3,305,013 ($937 related effect of foreign currency translation), thus resulting in a bargain purchase gain recognized by the Company related to this acquisition. The Company also considered if there are any other identifiable intangible assets other than those being stated at fair market value on the book.The gain is presented as bargain purchase gain (a separate line item) in the consolidated statements of income and other comprehensive income for the six months ended June 30, 2010.

For Hongtai:

On May 31, 2010 (the acquisition-date), the fair value of the assets acquired and liabilities assumed of the transaction are listed below:

	Book Value	Fair Value
Current assets	$848,382	$848,382
Property, plant and equipment, net	3,748,828	6,934,051
Patents	-	908,114
Total assets	4,597,210	8,690,547
Total liabilities	3,026,173	3,026,173
Net assets	$1,571,037	$5,664,374

The fair value of the acquired long term assets of Hongtai is based on independent appraisal reports issued by Liaoning Hongxing Appraisal, LLC. and Liaoning Baoye Appraisal, LLC Dalian, China.  The appraisers conducted an on-site visit, inspected each item, conducted market research and investigation, followed some asset evaluation policies and regulations issued by the Chinese government, and provided an evaluation report of long term assets with the fair value stated in above table. The fair value of Jinchuan’s short term assets and liability (all short term) was reassessed by the Company and the fair value was same as book value, thus, the total reassessed Hongtai’s net assets was $5,664,374, which exceeds the fair value of the consideration transferred of $3,900,000 by $1,765,376 ($1,002 related effect of foreign currency translation), thus resulting in a bargain purchase gain recognized by the Company related to this acquisition. The Company also considered if there are any other identifiable intangible assets other than those being stated at fair market value on the book. The gain is presented as bargain purchase gain (a separate line item) in the consolidated statements of income and other comprehensive income for the three and six months ended June 30, 2010.

Form 10-Q for the period ended September 30, 2010

Note 9 — Credit facility, page 20

13.
We note that under the Regions Bank credit facility, Copperweld is required to maintain a minimum tangible net worth and a fixed charge coverage ratio. If it is reasonably likely that you will not meet your financial covenants, please disclose the required minimum/maximum ratios or amounts for each of your financial covenants and the actual ratios or amounts achieved for each financial covenant as of the most recent balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Response:  In future filings, we will state the required covenants and the actual results of any financial covenant calculation, and/or we will state whether we reasonably believe that we will meet our financial covenants.

Since the Company and its management are in possession of all facts relating to a Company’s disclosure, the Company hereby acknowledges that:

▪	We are responsible for the adequacy and accuracy of the disclosure in the filings;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this filling would be greatly appreciated. Should you have any questions concerning any of the foregoing please contact Mitchell S. Nussbaum, of Loeb & Loeb LLP, our legal counsel at (212) 407-4159.

Sincerely,

By:	/s/ Craig Studwell
Craig Studwell
Chief Financial Officer